December 11, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Sono-Tek Corporation
Form 8-K Item 4.01 dated December 4, 2012
Filed December 5, 2012
File No. 0-16035

Gentlemen:

Sono-Tek Corporation (the “Company”) is in receipt of the Staff’s comment letter dated December 6, 2012. Set forth below is the Company’s response to the Staff’s comment contained in such letter.

Form 8-K Item 4.01 dated December 4, 2012 filed December 5, 2012

1.	Please amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to December 4, 2012, the date of dismissal. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

RESPONSE:

On December 10, 2012 the Company filed a Form 8-K/A amending Item 4(a) to cover the interim period from the date of the last audited financial statements to December 4, 2012, the date of dismissal. A letter from the former accountants addressing the revised disclosures was included in the amendment

In responding to your comments the Company acknowledges that it (1) is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions concerning the foregoing responses. Thank you.

Sincerely,

/s/ Stephen J. Bagley

Stephen J. Bagley

Chief Financial Officer